TENNYSON
NETWORKS LIMITED

02 NOV 26 AM 11:03

November 26, 2002

By Facsimile
0015 1 202 942 9624
9 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02055979

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated November 26, 2002, re Chairman and CEO addresses to AGM.
2. An announcement to the ASX dated November 26, 2002, re Results of AGM.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

dlw 11/26

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED
Annual General Meeting
Melbourne, 26th November, 2002

CHAIRMAN'S ADDRESS

Ladies and Gentlemen,

Welcome to the Annual General Meeting of Tennyson Networks Limited. After the disruptions of the previous year 2002 was a turnaround year for our company but we still have much to do. Under the new Board the company has significantly restructured from top to bottom.

Our initial focus was to reduce the cost base to a stable level through improved internal efficiencies and cost management. Additionally, the sales and distribution channels have been refocussed, the SOX (Smart Office eXchange) product platform has been broadened and the customer base has been extended to include larger, high value customers.

During the year Tennyson continued to focus on building awareness and distribution channels for SOX and adding business communication solutions to the SOX platform. In addition to distributing SOX through its Reseller Channel Partners the company also embarked on a strategy of selling direct and through alliances.

SOX itself has also been undergoing a transformation. SOX is now no longer a single product. It has become a platform for a broad range of voice and data solutions that address wider market requirements and offer new revenue opportunities. During the year the Company launched PowerSOX, a customer contact centre solution based on the SOX platform that offers a range of sophisticated call centre functions. Other

applications are currently under development, ensuring that SOX continues to evolve to meet the needs of our customers.

PowerSOX was selected by Dun & Bradstreet Australasia and Datacom Australia for the joint venture call centre these two companies have established to service D&B's expanding receivables management business. PowerSOX was also selected by the leading hotel and resort group, Accor Australia, for its loyalty programme. Accor operates over 100 hotels in Australia and New Zealand with brands like Sofitel, Novotel, Mercure and All Seasons.

These are the type of large customer organizations that Tennyson is now able to attract through the new approach we have instituted to sales, marketing and product development.

The success of the transformation and improvement in our sales distribution channels has continued into the current financial year. We anticipate that sales orders booked for the half-year to December 2002 may total $2.8 million, exceeding the total sales revenue of $2.5 million reported for the year ended 30 June 2002. In addition, we anticipate delivering $1.3 million of product and services in the December half-year, a 30% increase on last year.

These results are very encouraging given the continuing depressed state of the Telco and IT sectors as capex spending by business remains tight.

The Board's objective is still to achieve cash break-even as quickly as possible in the first half of calendar 2003. The company is currently pursuing other initiatives in addition to those described in order to further develop and expand the SOX product and its capabilities.

As announced last week, your directors extended the closing date for the Share Purchase Plan to 19 December 2002. The Company is pleased with the positive response to the offer and wish to give those eligible shareholders who have not yet subscribed for shares under the Plan a further opportunity to do so.

In conclusion, the company is diligently working towards its goal of increasing sales, achieving cash break-even and establishing a profitable business.

Harvey Parker
26 November 2002

TENNYSON NETWORKS LIMITED
Annual General Meeting
Melbourne, 26th November, 2002

CEO'S ADDRESS

Ladies and Gentlemen,

I am pleased to report to you today on behalf of your management team. Tennyson's senior management team comprises myself as the Company's Chief Executive and Chief Financial Officer, Gary Newman is our Director of Sales & Marketing, Nitin Vayeda, Technical Manager and head of our R&D department and Mei Chan Chong, Manager Software Development.

Nitin and Mei Chan have been with Tennyson for several years and were closely involved in the development of SOX and its ongoing improvement. Gary joined us from Motorola earlier this year and has been instrumental in developing our sales and distributions channels.

As outlined in the Chairman's address, 2002 was a turnaround year for the Company. The product platform has been broadened and the customer base extended to include larger, high value customers. Some of the key improvements to SOX during the year and achievements were:

- Increasing the maximum number of users in a SOX system from the previous 64 to 256 users
- SOX Networking: the SOX Virtual Phone now provides full visibility of extensions and features to other SOX units in remote locations
- Release of Version 2.2, providing further improvements and features to Auto Attendant and Virtual Phone

- Sale of our largest SOX system, a 180-user networked system, to Central Highlands Water
- Successful launch of PowerSOX, our customer contact centre solution, by securing sales to business units of Dun & Bradstreet and Accor Australia.

Another important milestone was the achievement of Microsoft accreditation for the SOX Virtual Phone, which became the first desktop telephone system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server. This achievement has attracted attention to SOX as organizations seek ways of improving productivity and cutting costs by integrating their communications and desktop computing systems.

Our New Zealand distributor, ADV Systems participated in a series of seminars hosted by Computerland NZ promoting the benefits of data/voice integration. Computerland has signed as a reseller of SOX in New Zealand and Microsoft is fully supportive of Computerland taking SOX technology to New Zealand businesses.

Locally, Microsoft has advised Tennyson that we are a very strong candidate for inclusion in the initial beta trials of Microsoft's new product, "Customer Relationship Manager." This product is scheduled for release in 2003 and we believe that it could be ideal for integration with SOX.

Over the past year Tennyson has made steady progress in moving from a company with a heavy R&D focus to a more commercially driven organisation. However, Tennyson will continue to undertake product development necessary to ensure that SOX remains competitive.

The Company has produced a prototype aimed at the 8 – 10 user key system and basic PBX markets. This product will be able to deliver full CTI capability at a very competitive price. Tennyson anticipates bringing this product to market in 2003. We also expect to release our own VoIP enabled SOX early in 2003 which will immediately benefit customers by significantly reducing the cost of inter-office communications between separate sites.

In conclusion I wish to acknowledge the efforts of all staff during this past year and thank them for their support.

Rick A. Pullia
26 November 2002

TENNYSON
NETWORKS LIMITED

FACSIMILE TRANSMISSION

TO:	Australian Stock Exchange Ltd Companies Announcements Office	FAX:	1300 300 021
DATE:	26 November 2002	PAGES:	2

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 we provide details of resolutions decided on a show of hands at the Annual General Meeting held 26 November 2002 in Melbourne:

	RESOLUTION	CARRIED	DEFEATED
1.	To re-elect Mr Edward Barry as a Director	X	
2.	To appoint Ernst & Young as Auditors	X	
3.	To approve Share Purchase Plan shortfall placements	X	

We attach a summary setting out details of proxies as required under section 251AA of the Corporations Act.

Rick A. Pullia
COMPANY SECRETARY

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VICTORIA 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
EMAIL tny@tennyson.com.au WEBSITE www.tennyson.com.au

TENNYSON
NETWORKS LIMITED

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Tennyson Networks Limited at its annual general meeting held on 26 November 2002.

RESOLUTION NUMBER	1.	2.	3.
Total number of proxy votes exercisable by proxies validly appointed	40,435,428	40,435,528	40,229,528
Total number of proxy votes in respect of which the appointments specified that:			
• the proxy is to vote for the resolution	40,133,028	40,197,528	40,133,028
• the proxy is to vote against the resolution	64,500	0	64,500
• the proxy is to abstain on the resolution	0	0	0
• the proxy may vote at the proxy's discretion	238,000	238,000	32,000